

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Gerri Henwood
Chief Executive Officer
Baudax Bio, Inc.
490 Lapp Road
Malvern, PA 19355

        Re: Baudax Bio, Inc.
             Registration Statement on Form S-1
             Filed September 5, 2023
             File No. 333-274349

Dear Gerri Henwood:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Industrial Applications and Services

cc: Justin Platt, Esq.